Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 45,000,000 shares of common stock, $0.001 par value per share, and 3,000,000 shares of preferred stock, par value $0.001 per share.
Common stock
Under our amended and restated certificate of incorporation, the holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. After payment of any dividends due and owing to the holders of preferred stock, holders of common stock are entitled to receive dividends declared by the board of directors out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred stock
In accordance with our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 3,000,000 shares of preferred stock. Our board of directors may issue preferred stock in one or more series and may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company. We have no present plans to issue any shares of preferred stock.
Anti-takeover provisions
Delaware law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, currently owns, or within the past three years, owned 15.0% or more of the company’s voting stock. The statute could delay, defer or prevent a change in control of our company.
Certificate of incorporation and bylaw provisions
Various provisions contained in our amended and restated certificate of incorporation and bylaws could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock. These provisions:

•	authorize our board of directors to establish one or more series of preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

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divide our board of directors into three classes of directors, with each class serving a staggered three-year term. As the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of the board of directors;

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do not provide for cumulative voting in the election of directors unless required by applicable law. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

•	provide that a director may be removed from our board of directors with or without cause, but only by a supermajority vote of the outstanding shares;

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require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

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state that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer, by the board of directors after a resolution is adopted by a majority of the total number of authorized directors, or by the holders of not less than 10.0% of our outstanding voting stock;

•	provide that the chairman or other person presiding over any stockholder meeting may adjourn the meeting whether or not a quorum is present at the meeting;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

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provide that certain provisions of our certificate of incorporation can be amended only by supermajority vote of the outstanding shares, and that our bylaws can be amended only by supermajority vote of the outstanding shares or our board of directors;

•	allow our directors, not our stockholders, to fill vacancies on our board of directors; and

•	provide that the authorized number of directors may be changed only by resolution of the board of directors
Transfer agent and registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.